UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

April 30, 2021

(Date of Report (Date of earliest event reported))

STARTENGINE CROWDFUNDING, INC.

(Exact name of issuer as specified in its charter)

Delaware	46-5371570
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

3900 West Alameda Avenue, Suite 1200 Burbank, California 91505	90069
(Address of principal executive offices)	(Zip code)

(800) 317-2200

(Registrant’s telephone number, including area code)

Common Shares and Series T Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

The Form 1-K of StartEngine Crowdfunding, Inc. (the “Company”) was due to be filed on April 30, 2021. The Company has not yet filed that 1-K and therefore no offers or sales may be made under Regulation A at this time.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StartEngine Crowdfunding, Inc.

By:	/s/ Howard Marks
Howard Marks
Chief Executive Officer

Date: April 30, 2021